PRESS RELEASE	OCTOBER 20, 2022

Largo to Release Third Quarter 2022 Financial Results on November 9, 2022

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) will release its third quarter 2022 financial results on Wednesday, November 9 after the close of market trading. Additionally, the Company will host a webcast and conference call to discuss its third quarter 2022 operating and financial results on Thursday, November 10 at 1:00 p.m. ET.

Details of the webcast and conference call are listed below:

Date:	Thursday, November 10, 2022
Time:	1:00 p.m. ET
Webcast Registration Link:	https://app.webinar.net/DGd5pl8pBk6
Dial-in Number:	Local: +1 (647) 794-4605
North American Toll Free: +1 (888) 204-4368
Conference ID:	3815502
Replay Number:	Local / International: + 1 (416) 764-8677
North American Toll Free: +1 (888) 390-0541
Replay Passcode: 214434 #
Website:	To view press releases or any additional financial information, please visit the Investor Resources section of the Company's website at: www.largoinc.com/investors/overview

About Largo

Largo has a long and successful history as one of the world's preferred vanadium companies through the supply of its VPURETM and VPURE+TM products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil. Aiming to enhance value creation at Largo, the Company is in the process of implementing a titanium dioxide pigment plant using feedstock sourced from its existing operations in addition to advancing its U.S.-based clean energy division with its VCHARGE vanadium batteries. Largo's VCHARGE vanadium batteries contain a variety of innovations, enabling an efficient, safe and ESG-aligned long duration solution that is fully recyclable at the end of its 25+ year lifespan. Producing some of the world's highest quality vanadium, Largo's strategic business plan is based on two pillars: 1.) vanadium production from its operations in Brazil and 2.) energy storage business in the U.S. to support a low carbon future through its clean energy division.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Alex Guthrie
Senior Manager, External Relations
+1.416.861.9778
aguthrie@largoinc.com